

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 18, 2008

Via U.S. mail and facsimile

Mr. Gray G. Benoist
Chief Financial Officer
Belden Inc.
7701 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

      RE: Form 10-K for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended March 30, 2008
              Schedule 14A filed on April 16, 2008

              File No. 1-12561

Dear Mr. Benoist:

      We have reviewed your response letter dated June 11, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 21

2. We note your response to prior comment 3. We continue to believe that you should
    provide a separate discussion with quantification of the business reasons for changes
    between periods in the Finance & Administration column in your discussion of
    segment results.

Notes to the Financial Statements

Note 4. Operating Segments and Geographic Information

Operating Segment Information, page 48

3. We note your response to prior comment 6. Please expand your discussion of
    affiliate revenues in MD&A to also discuss significant inter-affiliate transactions and
    corresponding amounts as well as any trends related to these amounts.

Note 11. Long-Term Debt and Other Borrowing Arrangements

Convertible Subordinated Debentures, page 57

4. We note your response to prior comment 7. In a similar manner to your response,
    please disclose that the number of shares to be delivered is limited. Please also
    disclose the maximum number of shares that could be delivered. Please disclose how
    the number of shares to be delivered is determined and the circumstances in which the
    conversion price could be adjusted.

FORM 10-Q FOR THE PERIOD ENDED MARCH 30, 2008

General

5. Please address the above comments in your interim filings as well.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Senior Attorney at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief